UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Participate at the D.A. Davidson 6th Annual Technology Forum on May 28th in NYC”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Measuring Instruments to Participate at the D.A. Davidson 6th
Annual Technology Forum on May 28th in NYC

Rehovot, Israel – May 19, 2014 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Eitan Oppenhaim, President and CEO, will participate in the D.A. Davidson 6th Annual Technology Forum on May 28th in New York City.

Mr. Oppenhaim will conduct one-on-one meetings at the event. The D.A. Davidson 6th Annual Technology Forum will be held at the Grand Hyatt in New York City. Please contact your D.A. Davidson representative or Miri Segal of Hayden/ MS-IR to schedule a meeting.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced Optical CD metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is:
www.novameasuring.com